NEW PACIFIC METALS CORP.

Suite 1750 – 1066 West Hastings Street

Vancouver, British Columbia, Canada V6E 3X1

NOTICE OF ANNUAL GENERAL MEETING AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE 2019 ANNUAL GENERAL MEET ING OF SHAREHOLDER S

TO BE HELD AT 10:00 A.M. ON NOVEMBER 29, 2019

Dated October 29, 2019

NEW PACIFIC METALS CORP.

Suite 1750 – 1066 West Hastings Street

Vancouver, British Columbia, Canada V6E 3X1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2019 annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of New Pacific Metals Corp. (the “Company”) will be held at Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1 in the Pender Room on Friday, November 29, 2019 at 10:00 a.m. (Vancouver time), and at any adjournment or postponement thereof, for the following purposes:

(a)	to receive the audited financial statements of the Company for the year ended June 30, 2019, together with the report of the auditor thereon;

(b)	to fix the number of directors at five (5);

(c)	to elect directors for the ensuing year;

(d)	to re-appoint Deloitte LLP, Chartered Professional Accountants, as auditor for the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

(e)

to consider and, if deemed appropriate, to pass with or without variation, an ordinary resolution ratifying, approving and adopting the Company’s amended and restated share based compensation plan (the “Omnibus Plan”), approved by the Company’ board of directors on October 17, 2019, as more particularly described in the accompanying management information circular;

(f)	to re-approve the Company’s existing stock option plan and all unallocated stock options and entitlements thereunder if the Omnibus Plan is not approved by the Shareholders; and

(g)	to transact such further and other business as may be properly brought before the Meeting or at any adjournments thereof.

Only Shareholders of record on October 23, 2019 are entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the enclosed form of proxy and deliver it to the Company’s transfer agent, Computershare Investor Services Inc., in accordance with the instructions set out in the form of proxy and the management information circular accompanying this notice.

DATED at the City of Vancouver, in the Province of British Columbia, this 29th day of October 2019

BY ORDER OF THE BOARD OF DIRECTORS

“Rui Feng”

Dr. Rui Feng
Chief Executive Officer and Director
Ne w Pacific Metals Corp.

NEW PACIFIC METALS CORP.

Suite 1750 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

MANAGEMENT INFORMATION CIRCULAR

FOR THE 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT 10:00 A.M. ON NOVEMBER 29, 2019

This information herein is given as at October 29, 2019, except as otherwise stated.

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by the management (“Management”) of New Pacific Metals Corp. (the “Company”) for use at the annual general meeting (the “Meeting”) of the shareholders of the Company (the “Shareholders”) to be held at the time and place and for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”) and at any adjournments thereof.

In this Circular, references to the “Company”, “we” and “our” refer to New Pacific Metals Corp. “Common Shares” or “Shares” means common shares without par value in the capital of the Company. “Options” means the stock options granted to the directors, officers, employees, and consultants of the Company in accordance with the terms of the Company’s stock option plan. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

SOLICITATION OF PROXIES

This solicitation is made on behalf of Management. Solicitation of proxies will be conducted by mail, and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company or by the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”). All costs of solicitation will be borne by the Company.

Unless the context otherwise requires, references herein to New Pacific Metals Corp. means the Company and its subsidiaries. The principal executive office of the Company is located at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1. The telephone number is (604) 633-1368 and the facsimile number is (604) 669-9387. The Company’s website address is www.newpacificmetals.com. The information on that website is not incorporated by reference into this Circular. The registered and records office of the Company is located at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1.

Unless otherwise indicated, all currency amounts stated in this Circular are stated in the lawful currency of Canada.

PROXY INSTRUCTIONS

Appointment of Proxyholders

The persons named in the accompanying form of proxy (the “Form of Proxy”) are directors of the Company. Each Shareholder has the right to appoint some other person, who need not be a shareholder, to represent the Shareholder at the Meeting by striking out the names of the persons designated in the accompanying Form of Proxy and by inserting that other person’s name in the blank space provided.

The instrument appointing a proxyholder must be signed in writing by the Shareholder, or such shareholder’s attorney duly authorized in writing. If signed by a duly authorized attorney, the Form of Proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the Shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolutions of the directors of such corporation, which resolutions must accompany such instrument.

A proxy will only be valid if it is duly completed, signed, dated and received by Computershare in accordance with the instructions in the Form of Proxy, not less than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the holding of the Meeting, (or any adjournment or postponement thereof) unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXIES

A Shareholder may revoke a proxy by delivering an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing, or where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the office of the Company at any time up to and including the last business day preceding the day of the Meeting, or with the consent of the Chair of the Meeting on the day of the Meeting or on the day of any adjournment thereof, before any vote in respect of which the proxy is to be used shall have been taken. A Shareholder may also revoke a proxy by depositing another properly executed instrument appointing a proxyholder bearing a later date with Computershare in the manner described above, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to revocation.

HOW TO VOTE

Only registered Shareholders (each a “Registered Shareholder”) or their duly appointed proxyholders are permitted to vote at the Meeting. Beneficial Shareholders are not permitted to vote at the Meeting as only proxies from Registered Shareholders can be recognized and voted at the Meeting. You may vote as follows:

Registered Shareholders: If you are a Registered Shareholder, you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the proxy and delivering it according to the instructions contained in the Form of Proxy and this Circular.

Beneficial Shareholders: If you are a Beneficial Shareholder, you must vote by proxy by carefully following the instructions included in the proxy provided to you by your Intermediary. If you do not follow the special procedures described by your Intermediary, you will not be entitled to vote.

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Form of Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Beneficial Shareholder.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

If you complete your proxy properly, then the nominee named in the accompanying Form of Proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions. If you do not specify a choice on any given matter to be voted upon, your Shares will be voted in favour of such matter. The proxy grants the nominee the discretion to vote on amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that may properly come before the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No Person (as defined herein) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditor. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company’s last completed financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Company is authorized to issue an unlimited number of Common Shares without par value, each share carrying the right to one vote. As of the Record Date (as defined below), the Company has issued and outstanding 142,924,618 fully paid and non-assessable Common Shares. The Company has no other classes of voting securities.

The board of directors of the Company (the “Board”) has fixed October 23, 2019 as the record date (the “Record Date”) for the determination of Shareholders entitled to receive the Notice of Meeting and to vote at the Meeting. Any transferee who acquires Shares after the Record Date and who wishes to attend the Meeting and to vote the transferred Shares must demand, not later than 10 days before the Meeting, to be included in the list of Shareholders prepared for the Meeting. Registered Shareholders should contact Computershare and non-Registered Shareholders should contact the Intermediary through whom they acquired the Shares.

On a show of hands, every individual who is present as a Registered Shareholder or as a representative of a Registered Shareholder will have one vote (no matter how many Shares such Registered Shareholder holds). On a poll, every Registered Shareholder present in person or represented by a proxy and every person who is a representative of a Registered Shareholder, will have one vote for each Common Share registered in the name of the Registered Shareholder on the list of Registered Shareholders, which is available for inspection during normal business hours at Computershare and at the Meeting. Registered Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the best of the knowledge of the directors and officers of the Company, as at the date of this Circular, there are no persons or companies beneficially owning or controlling or directing, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all outstanding Shares of the Company, except as follows:

Name	Number of Shares	Percentage of Outstanding Common Shares
Silvercorp Metals Inc.	42,596,506	28.93%
Pan American Silver Corp.	24,724,069	16.79%

FINANCIAL STATEMENTS

Financial information regarding the Company and its affairs is provided in the Company’s comparative financial statements and management discussion and analysis (“MD&A”) for its financial year ended June 30, 2019. Shareholders may contact the Company at the address set out on the face page of this Circular to request free copies of the Company’s financial statements and MD&A. Alternatively, they can be found under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Company’s website at www.newpacificmetals.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

NUMBER OF DIRECTORS

The Board presently consists of six directors. Management proposes that the number of directors on the Board be fixed at five. Shareholders will therefore be asked at the Meeting to approve an ordinary resolution that the number of directors elected be fixed at five (5) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company and the provisions of the Business Corporations Act (British Columbia) (“BCBCA”). The Board recommends a vote “FOR” the approval of the resolution setting the number of directors at five (5). In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Form of Proxy will cast the votes represented by any proxy FOR the approval of the resolution setting the number of directors at five (5).

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next annual general meeting of the Shareholders, or until his or her successor is elected or appointed, unless that person’s office is earlier vacated in accordance with the Articles of the Company or with the provisions of the BCBCA.

Management has received written consent from each of Management’s nominees for election as a director as to their willingness and ability to serve as a director. The Company has adopted a majority voting policy where any nominee proposed for election as a director is required to tender their resignation if the director receives more withheld votes than for votes (i.e., a majority of withheld votes) at any meeting where shareholders vote on the uncontested election of directors. An uncontested election means the number of director nominees for election is the same as the number of directors to be elected to the Board. The Corporate Governance Committee (as defined below) will then submit a recommendation regarding whether or not to accept the resignation to the Board. Within 90 days of receiving the final voting results, the Board will issue a press release either announcing the resignation of the director or explaining the reasons justifying its decision not to accept the resignation. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or the Corporate Governance Committee at which the resignation is considered. No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Form of Proxy will cast the votes represented by any proxy FOR the election of the nominees named below.

The following table sets out the names of the management’s nominees for election as directors, their ages as at the date of the Circular, the municipality and province or state, and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company, and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each nominee exercises control or direction as of the date of this Circular:

Name and Municipality of Residence(1)	Current Position and Office Held	Principal Occupations during the Last Five Years(1)	Date of Appointment as a Director	Common Shares Beneficially Owned (1)
Rui Feng, 56 Beijing, China	CEO and Director	CEO, Chair and Director of Silvercorp Metals Inc. since September 2003; Director of the Canada China Business Council - BC Chapter Board; Vice President of Canada- China Business Association.	May 12, 2004	10,227,400(2)
Jack Austin, 87 Vancouver, B.C., Canada	Chair and Director (3)(4)(5)	Chair and Director of the Company; Advisor to Stern Partners Inc. and Silvercorp Metals Inc.; Honorary Professor and Senior Fellow at the Institute of Asian Research at the University of British Columbia.	May 13, 2008	550,000
David Kong, 73 Richmond, B.C., Canada	Director (3)(4)(5)	Partner of Ernst & Young LLP from 2005 to 2010. Director of Silvercorp Metals Inc., Uranium Energy Corp., and Gold Mining Inc.	November 29, 2010	501,300(6)
T. Gregory	Director (3)(4)(5)	Founding director and/or consultant of	November 29, 2010	998,700
Hawkins, 69 Vancouver, B.C., Canada

public and private exploration development ventures (Brohm Mining Inc., Dayton Mining Inc., Nevsun Resources Ltd., Banro Resource Corp., Tagish Lake Gold Corp., and African Gold Group Inc.). Chairman of Yellowhead Mining Inc. Director of Discovery-Corp Enterprises Inc. Managing Director of CME and Co. from 1993 to 2014.

Martin G. Wafforn, 60 Vancouver, B.C., Canada	Director	Senior Vice President of Pan American Silver Corp.	November 27, 2017	Nil
Total				12,277,400

Notes:

(1) The information as to residence, principal occupation or employment and shares beneficially owned, directly or indirectly, or controlled is not within the knowledge of the Management of the Company and has been furnished by the respective director or officer.

(2) Silvercorp Metals Inc. itself, or through subsidiaries, beneficially owns and controls 42,596,506 common shares representing 28.93% of the Company’s outstanding common shares. Dr. Rui Feng and Silvercorp Metals Inc., acting jointly and in concert, beneficially own, directly and indirectly, or exercise control or direction over 52,823,906 or 35.88% of the outstanding common shares of the Company.

(3) Denotes member of the Audit Committee.

(4) Denotes member of the Compensation Committee.

(5) Denotes member of the Corporate Governance Committee.

(6) Of these shares, 190,000 are held in the name of Mr. Kong’s spouse.

The Company confirms that no director, together with his or her associates or affiliates, owns or controls directly or indirectly 10% or more of the outstanding Common Shares.

No proposed director:

(a) is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i) was subject to an order that was issued while the proposed director was acting the capacity as director, chief executive; or

(ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b) is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

It is proposed that Deloitte LLP, Chartered Professional Accountants, of Vancouver, British Columbia be reappointed as the auditors of the Company to hold office until the next annual meeting of the Shareholders or until a successor is appointed, and that the directors be authorized to determine the auditor’s remuneration.

The Board recommends a vote “FOR” the approval of the resolution appointing Deloitte LLP, Chartered Professional Accountants, as auditors of the Company at remuneration to be fixed by the Board. In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Form of Proxy will cast the votes represented by any proxy FOR the appointment of Deloitte LLP as auditor of the Company at remuneration to be fixed by the Board.

APPROVAL OF SHARE BASED COMPENSATION PLAN

The Board has determined that it is advisable to adopt a share based compensation plan (the “Omnibus Plan”), a copy of which is attached as Exhibit “A” to this Circular, which it believes is in the best interests of the Company. The Omnibus Plan will amend and restate the Company’s existing stock option plan (the “Existing Option Plan”). Options granted under the Existing Option Plan will remain outstanding and be governed by the terms of the Omnibus Plan if the Omnibus Plan is approved by the shareholders of the Company. If the Omnibus Plan is not approved, the Existing Option Plan will remain in place and Options will continue to be governed by such Existing Option Plan, and the Company will seek confirmation of the Existing Option Plan by the shareholders in accordance with the policies of the TSXV. If the shareholders of the Company do not pass the resolution approving the Existing Option Plan at the Meeting, the options previously granted before November 29, 2019 will be valid; however, the Company will not be permitted to grant further options without shareholder approval.

The Board is of the view that the Omnibus Plan is required in order to provide additional incentive to the directors, officers, employees and consultants who provide services to the Company to act in the best interests of the Company.

The following is a description of the key terms of the Omnibus Plan, which is qualified in its entirety by reference to the full text of the Omnibus Plan.

∙ Types of Awards – Pursuant to the Omnibus Plan, the Company may issue options (“Options”), Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”, and together with the Options and RSUs, collectively the “Awards”).

∙ Participants – Pursuant to the Omnibus Plan, the Company may issue Awards to the directors, officer, employees and consultants of the Company (each an “Eligible Person”). Each such Eligible Person granted Awards pursuant to the Plan – a “Participant”.

∙ Maximum Number of Shares Issuable – The maximum number of shares (the “Shares”) issuable under the Omnibus Plan, together with the number of shares issuable under any other security-based compensation arrangements of the Company, shall not in the aggregate exceed 10% of the issued and outstanding shares of the Company, from time to time (the “Outstanding Issue”). The Company may not issue more than 3,500,000 Shares in the form of RSUs or 780,000 Shares in the form of PSUs.

∙ Plan Limits – When combined with all of the Company’s other security-based compensation arrangements, the Omnibus Plan shall not result in:

o the number of Shares issuable to any one person at any time exceeding 5% of the Outstanding Issue;

o the number of Shares (i) issued to Insiders within a one-year period, and (ii) issuable to Insiders at any time, exceeding 10% of the Outstanding Issue;

o the issuance to any one Insider and such Insider’s associates, within any one year period, exceeding 5% of the Outstanding Issue;

o the issuance to any one consultant of the Company, in a 12-month period, of a number of Shares exceeding 2% of the Outstanding Issue at the time of the granting of the Awards;

o the issuance to persons retained to provide investor relations activities (as defined in the policies of the TSXV), in a 12-month period, of a number of Shares exceeding 2% of the Outstanding Issue at the time of granting of the Awards which Awards must vest in stages over a period of not less than 12 months with no more than one-quarter of the Awards vesting in any three month period;

o the issuance to persons retained to provide investor relations activities of any RSU or PSU;

o the issuance to any one person, in a twelve month period, of a number of RSUs and PSUs, on an aggregate basis, exceeding 1% of the Outstanding Issue at the time of granting of the Awards and the issuance to persons, in a twelve month period, of a number of RSUs and PSUs, on an aggregate basis, exceeding 2% of the Outstanding Issue at the time of granting of the Awards; or

o a number of Shares issuable to any one non-executive Director within a one-year period exceeding an Award value of $150,000 per such non-executive may comprise Options based on a valuation method acceptable to the Board.

Options

∙ Terms and Exercise Price – The number of Shares subject to each Option grant, the exercise price, vesting, expiry date and other terms and conditions thereof will be determined by the Board. The exercise price of each Option shall in no event be lower than the closing price of the Shares on the TSXV (the “Market Price”) on the date prior to the grant date.

∙ Term – Unless otherwise specified at the time of grant, Options shall expire 10 years from the date of grant, unless terminated earlier in accordance with the Omnibus Plan.

∙ Vesting Schedule – Unless otherwise specified at the time of grant, Options vest and become exercisable in 25% increments on each of the 6 month, 12 month, 18 month, and 24 month anniversaries from the grant date.

∙ Exercise of Option – A participant may exercise vested Options by payment of the exercise price per Share subject to each Option.

∙ Termination of Employment – If a Participant ceases to be a director, officer, employee or consultant of the Company for any reason other than death, such director, officer, consultant or employee of the Company shall have such rights to exercise any Option not exercised prior to such termination within the lesser of a period of 90 calendar days after the date of termination, or the expiry date of the Option, or such shorter period as may be set out in the Participant’s Option Award Agreement.

∙ Death – If a Participant dies prior to the expiry of his Option, his legal representatives may, within the lesser of one year from the date of the Participant's death or the expiry date of the Option, exercise that portion of an Option granted to the director, officer, employee or consultant of the Company under this Plan which remains outstanding.

Restricted Share Units and Performance Share Units

∙ Terms – RSUs and PSUs are notional securities that entitle the recipient to receive cash or Shares at the end of a vesting period. The terms applicable to RSUs and PSUs under the Omnibus Plan (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s account) are determined by the Board at the time of the grant.

∙ Vesting – Unless otherwise provided, RSUs typically vest on the second anniversary of the date the RSU was granted and shall be settled in accordance with the settlement provisions described below. Unless otherwise noted, PSUs shall vest as at the date that is the end of their specified performance cycle, subject to any performance criteria having been satisfied and shall be settled in accordance with the settlement provisions described below. Vesting of PSUs is contingent upon achieving certain performance criteria.

∙ Settlement – On settlement, the Company shall, for each vested RSU or PSU being settled, deliver to a Participant either (a) one Share, (b) a cash payment equal to the Market Price of one Share as of the vesting date, or (c) any combination of cash and Shares equal to the Market Price of one Share as of the vesting date, at the discretion of the Board.

∙ Dividend Equivalents – As dividends are declared, additional RSUs and PSUs may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

∙ Termination of Employment – If a director, officer, consultant or employee of the Company ceases to be so engaged by the Company for any reason other than death, all outstanding RSUs and PSUs that were vested on or before the date of the termination of employment or services of such Participant shall be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of termination, after which time the RSUs and PSUs shall in all respects terminate.

∙ Death – If a Participant dies, all outstanding RSUs and PSUs that were vested on or before the date of the date of death such Participant shall be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of death. Outstanding RSUs that were not vested on or before the date of death shall vest and be settled in accordance applicable settlement provisions of the Omnibus Plan as of the date of death, prorated to reflect the actual period between the grant date of the RSU and the date of death. Outstanding PSUs that were not vested on or before the date of death shall vest and be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of death, prorated to reflect the actual period between the commencement of the performance cycle and the date of death, based on the performance criteria for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining RSUs and PSUs shall in all respects terminate as of the date of death.

General

∙ Assignment – Awards granted under the Omnibus Plan are non-assignable and non-transferable other than by will or by the laws of descent and distribution.

∙ Change of Control – In the event of a Change of Control, all unvested Awards then outstanding will, as applicable, be substituted by or replaced with awards of the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) (the “continuing entity”) on the same terms and conditions as the original Awards, subject to appropriate adjustments that do not diminish the value of the original Awards. If, upon a Change of Control, the continuing entity fails to comply with this requirement, the vesting of all then outstanding Awards (and, if applicable, the time during which such Awards may be exercised) will be accelerated in full. Additionally, in the event of a potential Change of Control, the Board will have the power, in its sole discretion, to modify the terms of the Omnibus Plan and/or the Awards to assist the Participants in tendering to a take-over bid or other transaction leading to a Change of Control (including to accelerate the vesting of Awards and to permit Participants to conditionally exercise their Awards).

∙ Amendments Not Requiring Shareholder Approval – The Board may amend the Omnibus Plan or Awards at any time, provided, however, that no such amendment may adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSXV requirements). Any such amendment will be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may, without prior notice to the shareholders and without further shareholder approval, at any time and from time to time, amend the Plan or any provisions thereof, or the form of Award Agreement or instrument to be executed pursuant to the Plan, in such manner as the Board, in its sole discretion, determines appropriate:

o for the purposes of making formal minor or technical modifications to any of the provisions of the Omnibus Plan;

o to correct any ambiguity, defective provisions, error or omission in the provisions of the Omnibus Plan;

o to change any vesting provisions of Awards;

o to change the termination provisions of the Awards or the Omnibus Plan;

o to change the persons who qualify as Eligible Persons under the Omnibus Plan; and

o to add or change provisions relating to any form of financial assistance provided by the Company to Participants that would facilitate the purchase of securities under the Omnibus Plan.

∙ Amendments Requiring Shareholder Approval – Shareholder approval (or disinterested shareholder approval, if required by the policies of the TSXV) will be required for the following types of amendments:

o an increase in the number of Shares issuable under Awards granted pursuant to the Omnibus Plan;

o a reduction in the Option Price of an Option, or a cancellation and reissuance of an Option;

o an extension of (i) the term of an Option beyond its original expiry date, or (ii) the date on which a PSU or RSU will be forfeited or terminated in accordance with its terms, other than in accordance with the Omnibus Plan;

o a revision to the assignment provisions to permit Awards granted under the Plan to be transferable or assignable other than for estate settlement purposes;

o a revision to the insider participation limits or the non-executive director limits;

o a revision to the amending provisions; or

o any amendment required to be approved by shareholders of the Company under applicable law (including without limitation, pursuant to the policies of the TSX).

∙ Black Out Periods – If the expiry date or vesting date of an Award falls (other than a PSU or RSU awarded to a Canadian resident) is during a self-imposed blackout period imposed under any insider trading policy or similar policy of the Company (a “Blackout Period”), the expiry date or vesting date, as applicable, will be automatically extended for a period of ten business day after the earlier of the end of such Blackout Period, or, provided the Blackout Period has ended, the expiry date or vesting date of such Award. In the case of a RSU or PSU awarded to a Canadian resident, any settlement that is effected during a Blackout Period shall be settled in cash, notwithstanding any other provision of the Omnibus Plan.

∙ Hold Period – In addition to any resale restrictions under applicable securities laws, all Awards granted under the Omnibus Plan and all Shares issued on the exercise thereof will, if applicable under the policies of the TSXV, be subject to a hold period of four months from the date of grant and will bear the legends required by the TSXV.

Regulatory and Shareholder Approval

The rules and policies of the TSXV require shareholder approval of security-based compensation arrangements in respect of arrangements that involve the issuance from treasury or potential issuance from treasury of securities of the issuer.

As the Omnibus Plan provides for the potential issuance from treasury of securities of the Company, shareholders will be asked to vote for or against the following resolution at the Meeting:

“WHEREAS the Board of Directors (the “Board”) of New Pacific Metals Corp. (the “Company”) approved on October 17, 2019 the adoption of the Share Based Compensation Plan (the “Omnibus Plan”) for the benefit of any employee, officer, director, or consultant of the Company.

AND WHEREAS the maximum number of common shares of the Company (“Shares”) available for issuance under the Omnibus Plan shall not exceed 10% of the issued and outstanding common shares of the Company from time to time less the number of Shares reserved for issuance under all other security based compensation arrangements of the Company.

NOW THEREFORE BE IT RESOLVED as an ordinary resolution of the shareholders of the Company, that:

1. the Omnibus Plan, as disclosed in the management information circular of the Company dated October 29, 2019 (the “Information Circular”), including reserving for issuance under the Omnibus Plan at any time a maximum of 10% of the outstanding common shares of the Company for issuance from time to time pursuant to the exercise or settlement of awards thereunder, is hereby approved, ratified and confirmed; and

2. any one director or officer of the Company be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolution.”

The Board has determined that the Omnibus Plan is in the best interests of the Company and its shareholders and recommends that Shareholders vote IN FAVOUR OF the foregoing resolution approving the Omnibus Plan.

To be effective, the resolution must be passed by the majority of votes cast by shareholders present or represented by proxy at the Meeting and also by a simple majority of votes cast by disinterested shareholders present or represented by proxy at the Meeting pursuant to Section 3.10(b) of TSXV Policy 4.4.

In the event the shareholders of the Company do not approve the Omnibus Plan at the Meeting, the shareholders will be asked to pass a resolution confirming the approval of the Existing Option Plan in accordance with the policies of the TSXV as follows:

“NOW THEREFORE BE IT RESOLVED as an ordinary resolution of the shareholders of the Company, that the Existing Option Plan is hereby approved and confirmed.”

The Board recommends that Shareholders vote IN FAVOUR OF the foregoing resolution approving the Existing Option Plan.

In order to be effective, the resolution regarding the approval of the Existing Option Plan must be passed by the majority of the votes cast by shareholders present or represented by proxy who are entitled to vote at the Meeting.

CORPORATE GOVERNANCE

Board of Directors

In compliance with the requirements of the BCBCA, the directors are elected by the Shareholders to manage or supervise the management of the business and affairs of the Company. In exercising their powers and discharging their duties, the directors are required to act honestly and in good faith with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board is responsible for approving long-term strategic plans and annual operating budgets recommended by Management. Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions. Any responsibility which is not delegated to Management or to the committees of the Board remains with the Board. The Board meets and engages in discussions on a regular basis, as required by the state of the Company’s affairs, and also from time to time as deemed necessary to enable it to fulfill its responsibilities.

The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting Shareholders’ interests and maximizing value for the Shareholders. The Company has reviewed its own corporate governance practices in light of National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”). The Board has adopted a written mandate for the Board which is attached hereto as Schedule “A” and is posted on the Company’s website at www.newpacificmetals.com. The Board is committed to sound corporate governance practices in the interest of its Shareholders and to effective and efficient decision making. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses.

Composition of the Board

NP 58-201 recommends that the board of directors of a reporting issuer be composed of a majority of independent directors. During the most recently completed financial year, the Company had a majority of independent directors; Jack Austin, David Kong, John McCluskey, Greg Hawkins, and Martin Wafforn are “independent” within the meaning of National Instrument 52-110 Audit Committees (“NI 52-110”). Dr. Rui Feng, the Chair of the Board, is not considered independent as he is the Chief Executive Officer (the “CEO”) of the Company.

The Company has taken steps to ensure that adequate structures and processes are in place to permit the Board to function independently of Management. The size of the Company is such that all the Company’s operations are conducted by a relatively small Management team which is also represented on the Board. Any director may submit items for inclusion in the agenda of matters to be discussed at a meeting of the Board. The Board considers that Management is effectively supervised by the independent directors on an informal basis, as the independent directors are actively and regularly involved in reviewing the operations of the Company and has regular and full access to Management. Many of the Company’s directors sit on the board of other issuers. This information is listed under each director profile in the “Election of Directors” section starting on page 8.

The Board holds four regularly scheduled quarterly meetings throughout the year. Meetings are also conducted on an as-required basis in order to deal with matters as business developments warrant. The following table summarizes directors’ attendance at all Board meetings during the fiscal year ended June 30, 2019:

Director	Number of meetings attended	Number of meetings eligible to attend
Rui Feng	4	4
Jack Austin	4	4
David Kong	4	4
Greg Hawkins	4	4
John McCluskey	4	4
Martin G. Wafforn	4	4

The Board has developed written position descriptions for the Chair of the Company, the CEO, and the chairs of each committee of the Board.

Orientation and Education

The Company provides new directors with an orientation program upon joining the Company that includes copies of relevant financial, information regarding its properties, as well as opportunities for meetings with Management. Board members are encouraged to communicate with Management and auditors, to keep themselves current with industry trends and development, and to attend related industry seminars. Board members have full access to the Company’s records.

Ethical Business Conduct

The Board has adopted a written code of business conduct and ethics (the “Code”). A copy of the Code may be obtained by contacting the Company at the address on the cover of this Circular. Alternatively, a copy of the Code can be found under the Company’s profile on SEDAR at www.sedar.com and the Company’s website at www.newpacificmetals.com. When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, the directors are required to disclose any such interest and the persons who have such an interest are excluded from all discussion on the matter and are not permitted to vote on the proposal. All such interests in transactions or agreements involving senior Management are dealt with by the Board, regardless of apparent immateriality.

Compensation Committee

The compensation committee of the Board (the “Compensation Committee”) is responsible for determining and approving compensation for directors and senior officers. Fees payable to Management and directors have been determined using a number of factors, such as the nature and extent of the contributions by individual directors, and by direct comparison with other companies of similar size, complexity and risk profile. The Compensation Committee is currently comprised of four directors: David Kong (Chair), Jack Austin, Greg Hawkins, and John McCluskey. Each member of the committee is independent. All Compensation Committee members have direct experience that is relevant to their responsibilities in executive compensation. All members have advised on compensation matters for several public companies and within the resource sector. The charter of the Compensation Committee is attached hereto as Schedule “B”. A description of the responsibilities, powers and operation of the Compensation Committee can be found therein.

Corporate Governance Committee

The corporate governance committee of the Board (the “Corporate Governance Committee”) is responsible for assisting the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement. The Corporate Governance Committee works to ensure that the Board functions independently of Management, that Management is clearly accountable to the Board, and that procedures are in place to monitor the effectiveness of the performance of the Board, the committees of the Board and individual directors. The Corporate Governance Committee is currently comprised of four directors: John McCluskey (Chair), Jack Austin, David Kong, and Greg Hawkins. Each member of the committee is independent. The charter of the Corporate Governance Committee is attached hereto as Schedule “C”. A description of the responsibilities, powers and operation of the committee can be found therein.

Assessments

The Corporate Governance Committee and the Board annually, and at such other times as they deem fit, monitor the adequacy of information given to directors, communications between the Board and Management, and the strategic direction and processes of the Board and its committees. As part of the assessments, the Board and/or the committees may review their respective charter and conduct reviews of applicable corporate policies. Each Board member is well-qualified through current or previous professions. Each member participates fully in each meeting, having in all cases been specifically canvassed for their input.

AUDIT COMMITTEE

The Company’s audit committee (the “Audit Committee”) assists the Board in fulfilling its responsibilities for oversight of financial and accounting matters. The Audit Committee is currently comprised of three directors: David Kong (Chair), Jack Austin, and Greg Hawkins. All of the members are considered independent and financially literate pursuant to NI 52-110. A description of responsibilities, powers and operation of the Audit Committee and a copy of the Audit Committee Charter is attached to the Company’s annual information form dated September 20, 2019, filed with the Canadian securities regulators and posted on SEDAR at www.sedar.com.

EXECUTIVE COMPENSATION

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”): (a) the Company’s CEO; (b) the Company’s Chief Financial Officer (the “CFO”); (c) each of the Company’s three most highly compensated executive officers, or three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the company, nor acting in a similar capacity, at the end of the most recently completed financial year.

Compensation Discussion and Analysis

The Company’s executive compensation program is overseen by the Compensation Committee. See “Compensation Committee” for a description of the composition of this committee. The Compensation Committee is responsible for making recommendations to the Board with respect to the compensation of executive officers of the Company as well as with respect to the Company’s stock option plan. The Compensation Committee also assumes responsibility for reviewing and monitoring the long-term compensation strategy for the senior Management of the Company.

The Compensation Committee attempts to ensure that the compensation packages for executive officers and the overall equity participation plan are in line with publicly listed mining and mineral exploration companies of a comparable size. Comparable mining companies comprises of publicly traded mining companies of similar size in North America, as determined by market capitalization and complexity relative to the Company. Comparable companies include SilverCrest Metals Inc., Great Bear Resources Ltd., Bear Creek Mining Corporation, Kootenay Silver Inc., and Alexco Resource Corp. The Compensation Committee does not rely on any formula, or objective criteria and analysis to determine an exact amount of compensation to pay. Compensation decisions are made through discussion by the Compensation Committee, with input from the CEO, with the final recommendations of the Compensation Committee being submitted to the Board for further discussion and final approval.

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

No NEOs or directors are permitted to purchase financial instruments including forward contracts, equity swaps, collars, or like instruments, that are designed to hedge against a decrease in market value of securities of the Company granted to such NEOs or directors as compensation.

No new actions, decisions or policies were made after the end of the most recently completed financial year that could affect a reasonable person’s understanding of an NEO’s compensation for the year ended June 30, 2019.

Performance Graph

The following chart compares the total cumulative shareholder return for CDN$100 invested in Common Shares of the Company on June 30, 2015, with the cumulative total return of the S&P/TSX Composite Index for the period from June 30, 2015 to June 30, 2019. The Common Share performance as set out in the graph does not necessarily indicate future price performance. The Company has never paid dividends to its Shareholders. The Company does take into account overall share price performance in determining executive compensation amounts; however, share price performance is just one of the many factors, as discussed above, that the Company takes into consideration.

There is not a direct correlation between the Company’s share price performance and the amount of compensation paid to NEOs.

Cumulative Total Return

Date	2015	2016	2017	2018	2019
NUAG	100.00	243.75	656.25	987.50	1,500.00
S&P/TSX Composite Index	100.00	96.64	104.32	111.85	112.57
NUAG Closing Price*	0.16	0.39	1.05	1.58	2.40
S&P/TSX Composite Index	14,553.30	14,064,50	15,182,20	16,277.70	16,382.20

Note:

* From February 16, 2012 to June 30, 2016, the Common Shares of the Company traded on the Toronto Stock Exchange (“TSX”) and thereafter on the TSX Venture Exchange (“TSXV”) under the symbol “NUX”. On April 10, 2017, the Company announced a proposed acquisition and an intended Change of Business and Change of Name. Trading of the Common Shares on the TSXV was halted pending completion of the transaction, and resumed trading on July 24, 2017 with a new ticker symbol “NUAG”.

Base Compensation

In the Compensation Committee’s view, paying base compensation that is competitive in the market in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The Compensation Committee makes assessments by making reference to independent salary surveys, and comparing salaries with that of other Canadian mining companies with similar size as discussed above.

Short Term Incentive Plan

The Company does not maintain any short term incentive plans for its CEO or other NEOs.

Option-based Awards

The Company believes that encouraging its executive officers and employees to become shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Company’s stock option plan. Options are granted to executive officers taking into account a number of factors, including the amount and terms of options previously granted, base compensation and performance bonuses, if any, and competitive factors. During the 2019 fiscal year, the Board granted options to employees and directors to purchase a total of 2,155,000 Common Shares which represents 1.5% of the outstanding Common Shares as at June 30, 2019. The Options granted in the 2019 fiscal year were granted at or above market prices with a term of five years, and vesting in equal 6-month amounts over a three year vesting period.

Compensation Governance

See “Compensation Committee” for a description of the composition of the Compensation Committee.

Summary Compensation Table

Name and	Fiscal	Salary	Share-	Option-	Non-Equity Incentive		Pension	All Other	Total
Principal	Year	($)	Based	Based	Plan Compensation		Value	Compensation	Compensation
Position	Ended		Awards	Awards	($)		($)	($)	($)
	June 30		($)	($)(4)
					Annual	Long
					Incentive	Term
					Plans(6)	Incentive
						Plans

Rui Feng(1)	2019	72,000	Nil	226,222	Nil	Nil	Nil	Nil	298,222
CEO and
	2018	72,000	Nil	47,409	Nil	Nil	Nil	Nil	119,409
Director
	2017	72,000	Nil	155,491	Nil	Nil	Nil	Nil	227,491
Jalen Yuan	2019	20,000	Nil	54,293	Nil	Nil	Nil	Nil	74,293
CFO
	2018	Nil	Nil	63,212	Nil	Nil	Nil	Nil	63,212

	2017	Nil	Nil	46,647	Nil	Nil	Nil	Nil	46,647
Gordon	2019	356,250	Nil	226,222	Nil	Nil	Nil	Nil	584,472
Neal(2)
	2018	229,167	Nil	316,061	Nil	Nil	Nil	Nil	545,228
President
Alex Zhang,	2019	240,000	Nil	135,733	Nil	Nil	Nil	Nil	375,733
Vice(3)

President,	2018	160,000	Nil	79,015	Nil	Nil	Nil	Nil	239,015
Exploration	2017	Nil	Nil	108,844	Nil	Nil	Nil	Nil	108,844
Yong-Jae
Kim(4)
General	2019	Nil	Nil	90,489	Nil	Nil	Nil	Nil	90,489
Counsel and

Corporate
Secretary
Notes:

(1) The amounts paid to Dr. Rui Feng relate to his role as an officer of the Company and not that of a director. He does not receive any compensation as a director of the Company.

(2) Gordon Neal was appointed President on August 1, 2017.

(3) Alex Zhang was appointed Vice President, Exploration on June 16, 2016.

(4) Yong-Jae Kim was appointed General Counsel and Corporate Secretary on December 10, 2018.

(5) The Company has adopted IFRS 2 – Share-based Paymens to account for the issuance of Options to employees and non-employees. The fair value of Options is estimated at the grant date using the Black-Scholes Option Pricing Model which requires the input of a number of assumptions. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. The following summarizes the key assumptions used to calculate the fair value of each set of Options granted:

Name	Fiscal	Grant Date	Options	Exercise	Expiry Date	Weighted	Weighted	Weighted	Weighted
	Year of		Granted(1)	price		average	average	average	average
	Options			($)		expected	risk free	volatilities	fair value
	Granted					life	rates		per
						(years)			Option
($)
Rui Feng, CEO	2019	22-Feb-2019	250,000	2.15	22-Feb-2024	2.75	1.78%	64.44%	0.90
and Director

Name	Fiscal	Grant Date	Options	Exercise	Expiry Date	Weighted	Weighted	Weighted	Weighted
	Year of		Granted(1)	price		average	average	average	average
	Options			($)		expected	risk free	volatilities	fair value
	Granted					life	rates		per
						(years)			Option
									($)
	2018	01-Aug-2017	75,000	1.15	31-Jul-2022	2.75	1.32%	91.43%	0.63

	2017	01-Nov-2016	500,000	0.55	31-Oct-2021	2.75	0.58%	95.89%	0.31
Jalen Yuan,	2019	02-Feb-2019	60,000	2.15	22-Feb-2024	2.75	1.78%	64.44%	0.90
CFO
	2018	01-Aug-2017	100,000	1.15	31-Jul-2022	2.75	1.32%	91.43%	0.63

	2017	01-Nov-2016	150,000	0.55	31-Oct-2021	2.75	0.58%	95.89%	0.31
Gordon Neal,	2019	22-Feb-2019	250,000	2.15	22-Feb-2024	2.75	1.78%	64.44%	0.90
President
	2018	01-Aug-2017	500,000	1.15	31-Jul-2022	2.75	1.32%	91.43%	0.63

	2017	01-Nov-2016	60,000	0.55	31-Oct-2021	2.75	0.58%	95.89%	0.31
Alex Zhang,	2019	22-Feb-2019	150,000	2.15	22-Feb-2024	2.75	1.78%	64.44%	0.90
Vice President,
	2018	01-Aug-2017	125,000	1.15	31-Jul-2022	2.75	1.32%	91.43%	0.63
Exploration

	2017	01-Nov-2016	350,000	0.55	31-Oct-2021	2.75	0.58%	95.89%	0.31

Yong-Jae Kim,
General	2019	22-Feb-2019	100,000	2.15	22-Feb-2024	2.75	1.78%	64.44%	0,90
Counsel and
Corporate
Secretary

Pension Plan Benefits

The Company does not provide any pension plan benefits.

Outstanding Share-based Awards and Option-based Awards

The following table summarizes awards outstanding at fiscal year ended June 30, 2019, for each NEO:

	Option-Based Awards				Share-Based Awards

Name	Number of	Option	Option	Value of	Number of	Market or	Market or
	Securities	Exercise Price	Expiration	Unexercised	Shares or	Payout Value	Payout Value
	Underlying	($)	Date	In-The-	Units of	of Share-	of Vested
	Unexercised			Money	Shares that	Based	Share-Based
	Options			Options (1)	have not	Awards that	Awards not
				($)	Vested (#)	have not	Paid Out or
						Vested	Distributed
						($)	($)
Rui Feng,	250,000	2.15	22-Feb-2024	62,500	Nil	Nil	Nil
CEO and Director	75,000	1.15	31-Jul-2022	32,250	Nil	Nil	Nil
	500,000	0.55	31-Oct-2021	515,000	Nil	Nil	Nil
	100,000	0.57	23-Sep-2018	101,000	Nil	Nil	Nil
Jalen Yuan,	60,000	2.15	22-Feb-2024	62,500	Nil	Nil	Nil
CFO	100,000	1.15	31-Jul-2022	43,000	Nil	Nil	Nil
	150,000	0.55	31-Oct-2021	154,500	Nil	Nil	Nil
	25,000	0.57	23-Sep-2018	25,250	Nil	Nil	Nil
Gordon Neal,	250,000	2.15	22-Feb-2024	62,500	Nil	Nil	Nil
President	500,000	1.15	31-Jul-2022	215,000	Nil	Nil	Nil
	60,000	0.55	31-Oct-2021	61,800	Nil	Nil	Nil
Alex Zhang,	150,000	2.15	22-Feb-2024	37,500	Nil	Nil	Nil
Vice President,
	125,000	1.15	31-Jul-2022	156,250	Nil	Nil	Nil

		Option-Based Awards			Share-Based Awards

Name	Number of	Option	Option	Value of	Number of	Market or	Market or
	Securities	Exercise Price	Expiration	Unexercised	Shares or	Payout Value	Payout Value
	Underlying	($)	Date	In-The-	Units of	of Share-	of Vested
	Unexercised			Money	Shares that	Based	Share-Based
	Options			Options (1)	have not	Awards that	Awards not
				($)	Vested (#)	have not	Paid Out or
						Vested	Distributed
						($)	($)
Exploration	350,000	0.55	31-Oct-2021	647,500	Nil	Nil	Nil
Yong-Jae Kim,
General Counsel	100,000	2.15	22-Feb-2024	25,000	Nil	Nil	Nil
and Corporate

Secretary
Note:

(1) The value of the unexercised in-the-money options is based on the closing price of the Common Shares on the TSXV of $2.40 per Common Share as at June 30, 2019 (using the last trading date price of $2.40 as of June 28, 2019) net of the exercise price of the Options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table discloses the number of option-based grants to the NEOs that have vested during the fiscal year ended June 30, 2019 and provides the aggregate dollar value that would have been realized if these Options had been exercised on the vesting date by determining the difference between the market price of the underlying securities and the exercise price of the Options on the vesting date.

Name	Option-based awards – Value	Share-based awards – Value	Non-equity incentive plan
	vested during the year	vested during the year	compensation – Value earned
	($)(1)	($)	during the year
			($)
Rui Feng, CEO and Director	225,501	Nil	Nil

Jalen Yuan, CFO	83,667	Nil	Nil
Gordon Neal, President	128,533	Nil	Nil
Alex Zhang, Vice President,	172,834	Nil	Nil
Exploration

Yong-Jae Kim, General Counsel	Nil	Nil	Nil
and Corporate Secretary

Note:

(1) This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the Options on the vesting date.

Termination and Change of Control Benefits

The Company does not have any contract, agreement, plan or arrangement that provides for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities. There are no deferred compensation plans.

DIRECTOR COMPENSATION

Compensation for Directors

Each director, except those who are NEOs, is paid an annual cash compensation of $10,000. In addition, the Company pays Jack Austin annual cash compensation of $30,000 for being Chair of the Board. No other cash compensation was paid to the Company`s directors during the most recently completed financial year other than the reimbursement of out-of-pocket expenses.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of Options in accordance with the terms of the Company’s stock option plan and the policies of the TSXV. The following table sets out compensation paid to directors in the financial year ended June 30, 2019:

Name(1)	Fees	Share-	Option	Non-equity	Pension	All other	Total
	earned	based	based	incentive plan	value	compensation	compensation
	($)	awards	awards	compensation	($)	($)	($)
		($)	($)(4)	($)

Jack Austin	40,000	Nil	90,489	Nil	Nil	Nil	130,489

David Kong	10,000	Nil	90,489	Nil	Nil	Nil	100,489

Greg Hawkins	10,000	Nil	90,489	Nil	Nil	Nil	100,489

John McCluskey	10,000	Nil	90,489	Nil	Nil	Nil	100,489

Martin Wafforn	10,000	Nil	90,489	Nil	Nil	Nil	100,489

Notes:

(1) Disclosure about compensation payable to Dr. Rui Feng in his capacity as a director of the Company has already been disclosed above under the heading “Summary Compensation Table”.

(2) The Company has adopted IFRS 2 – Share-based Payment to account for the issuance of stock options to employees and non-employees. The fair value of Options is estimated at the grant date using the Black-Scholes Option Pricing Model which requires the input of a number of assumptions. The assumptions used reflect management’s best estimates, but involve inherent uncertainties based on market conditions outside of the control of the Company. The following summarizes the key assumptions used to calculate the fair value of each set of Options granted to directors, who are not NEOs, during the financial year ended June 30, 2019:

Name	Grant Date	Options	Exercise	Expiry Date	Weighted	Weighted	Weighted	Weighted
		Granted	price		average	average	average	average fair
			($)		expected	risk free	volatilities	value per
					lives	rates		option
					(years)			($)

Jack Austin	22-Feb-2019	100,000	2.15	22-Feb-2024	2.75	1.78%	64.44%	0.90

David Kong	22-Feb-2019	100,000	2.15	22-Feb-2024	2.75	1.78%	64.44%	0.90

Greg Hawkins	22-Feb-2019	100,000	2.15	22-Feb-2024	2.75	1.78%	64.44%	0.90

John McCluskey	22-Feb-2019	100,000	2.15	22-Feb-2024	2.75	1.78%	64.44%	0.90

Martin Wafforn	22-Feb-2019	100,000	2.15	22-Feb-2024	2.75	1.78%	64.44%	0.90

Outstanding Share-based Awards and Option-based Awards

The following tables table summarizes awards outstanding at fiscal year ended June 30, 2019, for each non- executive director.

	Option-Based Awards				Share-Based Awards

Name	Number of	Option	Option	Value of	Number of	Market or	Market or
	Securities	Exercise Price	Expiration	Unexercised	Shares or	Payout Value	Payout Value
	Underlying	($)	Date	In-The-	Units of	of Share-	of Vested
	Unexercised			Money	Shares that	Based	Share-Based
	Options			Options (1)	have not	Awards that	Awards not
				($)	Vested (#)	have not	Paid Out or
						Vested	Distributed
						($)	($)
Jack Austin	100,000	2.15	22-Feb-2024	25,000	Nil	Nil	Nil
	75,000	1.15	31-Jul-2022	93,750	Nil	Nil	Nil
	65,000	0.55	31-Oct-2021	120,250	Nil	Nil	Nil
David Kong	100,000	2.15	22-Feb-2024	25,000	Nil	Nil	Nil
	75,000	1.15	31-Jul-2022	93,750	Nil	Nil	Nil
	125,000	0.55	31-Oct-2021	231,250	Nil	Nil	Nil
Greg Hawkins	100,000	2.15	22-Feb-2024	25,000	Nil	Nil	Nil
	75,000	1.15	31-Jul-2022	93,750	Nil	Nil	Nil
	125,000	0.55	31-Oct-2021	231,250	Nil	Nil	Nil
John McCluskey	100,000	2.15	22-Feb-2024	25,000	Nil	Nil	Nil
	300,000	1.15	31-Jul-2022	375,000	Nil	Nil	Nil
Martin Wafforn	100,000	2.15	22-Feb-2024	25,000	Nil	Nil	Nil
	200,000	1.57	7-Dec-2022	166,000	Nil	Nil	Nil

Notes:

(1) The value of the unexercised in-the-money options is based on the closing price of the Common Shares on the TSXV of $2.40 per Common Share as at June 30, 2019 (using the last trading date price of $2.40 as of June 28, 2019) net of the exercise price of the Options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table discloses the number of option-based grants to each non-executive directors of the Company that have vested during the fiscal year ended June 30, 2019 and provides the aggregate dollar value that would have been realized if these Options had been exercised on the vesting date by determining the difference between the market price of the underlying securities and the exercise price of the Options on the vesting date.

Name	Option-based awards – Value	Share-based awards – Value	Non-equity incentive plan
	vested during the year	vested during the year	compensation – Value earned
	($)(1)	($)	during the year
			($)
Jack Austin	68,001	Nil	Nil
David Kong	68,001	Nil	Nil
Greg Hawkins	68,001	Nil	Nil
John McCluskey	62,000	Nil	Nil
Martin Wafforn	21,333	Nil	Nil

Note:

(1) This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the Options on the vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is its stock option plan (the “Plan”) which was last approved by the Shareholders on December 10, 2018. At the 2018 annual general meeting, Shareholders approved a new amendment to the Plan in order to, among other things, convert the Plan from a “fixed number plan” to a “rolling 10% plan”. A copy of the Plan is attached as Appendix A to the Circular for the year ended June 30, 2019 and may be obtained by contacting the Company at the address on the cover of this Circular or under the Company’s profile on SEDAR at www.sedar.com.

The Plan has been established to attract and retain employees, consultants, officers or directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company. The Plan is administered by the directors and Compensation Committee. The maximum number of Common Shares that may be reserved for issuance for all purposes under the Plan is 10% of the issued and outstanding Common Shares, from time to time. Any Common Shares reserved for issuance pursuant to an Option which for any reason is cancelled or terminated without having been exercised will again be available for grant under the Plan. Additionally, if any Option has been exercised, the number of Common Shares into which such Option was exercised will become available to be issued upon the exercise of Options subsequently granted under the Plan. Thus, upon exercise of Options, the Common Shares underlying such Options will become available for issuance under the Plan. See Appendix A for additional detail.

The Company has an authorized capital of an unlimited number of common shares without par value, of which 142,924,618 Common Shares were issued and outstanding as fully paid and non-assessable as of the Record Date. The total number of Options available under the Plan is 14,292,461 (representing 10% of the Company’s issued and outstanding Common Shares). A further 5,550,027 Options have been reserved and allotted for issuance upon the due and proper exercise of certain Options outstanding as at the date hereof which represents 3.9% of the Company’s issued and outstanding Common Shares. 8,742,434 Options are available for future issuance under the Plan (representing 6.1% of the Company’s issued and outstanding Common Shares).

As of the date of this Circular, the Company has outstanding Options to purchase 5,550,027 Common Shares at exercise prices from $0.55 to $2.30 per Common Share and original terms of five years, with the last Options expiring on April 23, 2024.

The following table sets out equity compensation plan information as at the end of the financial year ended June 30, 2019.

Equity Compensation Plan Information as at June 30, 2019

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	5,905,000 Common Shares	$1.36	8,338,281 Common Shares
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	5,905,000 Common Shares	$1.36	8,338,281 Common Shares

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the Company’s last completed financial year-ended June 30, 2019, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Company that are to any substantial degree performed by a person or company other than the directors or executive/senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Circular, during the most recently completed financial year, no informed person of the Company, nominee for election as a director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as, it has purchased, redeemed or otherwise acquired any of its shares.

Material Transactions - Since July 1, 2018

Related Party Transactions

The following summarizes the Company’s relationship with related parties:

Transactions with related parties	Years ended June 30,
	2019	2018
Silvercorp Metals Inc.	$304,561	$351,280

Related party transactions are entered into based on normal market conditions at the amounts agreed on by the parties. As at June 30, 2019, the balances with related parties, which are unsecured, non-interest bearing, and due on demand, are as follows:

Due to related parties	June 30, 2019	June 30, 2018
Silvercorp Metals Inc.	$89,189	$24,417

Silvercorp Metals Inc. has two common directors and two officers with the Company and shares office space and provides various general and administrative services to the Company. During the year ended June 30, 2019, the Company recorded total expenses of $304,561 (year ended June 30, 2018 - $351,280) for services rendered and expenses incurred by Silvercorp Metals Inc. on behalf of the Company.

AUDITOR

Deloitte LLP, Chartered Professional Accountants, of Vancouver, British Colubmia, are the auditors for the Company and have advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

OTHER BUSINESS

Management knows of no other matters which will come before the Meeting, other than as set forth above and in the Notice of Meeting, but if such should occur, the persons named in the enclosed Form of Proxy intend to vote on them in accordance with their best judgment exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting, or any adjournments thereof.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile under SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company’s comparative financial statements and management discussion and analysis (“MD&A”) for its financial year ended June 30, 2019. Shareholders may contact the Company at the address set out on the face page of this Circular to request free copies of the Company’s financial statements and MD&A. Alternatively, they can be found under the Company’s profile on SEDAR at www.sedar.com and the Company’s website at www.newpacificmetals.com.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing has been authorized by the directors of the Company.

Dated at Vancouver, British Columbia, this 29th day of October, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

“Rui Feng”

Dr. Rui Feng

Chief Executive Officer and Director
New Pacific Metals Corp.

SCHEDULE “A”

MANDATE OF THE BOARD OF DIRECTORS OF

NEW PACIFIC METALS CORP.

The Board is responsible for the stewardship of the Company and for the oversight of its management and affairs.

Directors shall exercise their best business judgment in a manner consistent with their fiduciary duties. The Board’s primary responsibilities, which are discharged directly and through delegation to its Committees, include the following:

∙ To act honestly and in good faith with a view to the best interests of the Company.

∙ To exercise due care, diligence and skill that reasonably prudent persons would exercise in comparable circumstances.

∙ Consistent with its responsibilities to the Company, to further the interests of the shareholders.

∙ To consider business opportunities and risks and to adopt strategic plans from time to time.

∙ To identify the principal risks of the Company’s business, and to implement an appropriate system to manage these risks.

∙ To develop an investor relations and shareholder communications policy for the Company.

∙ To oversee management’s adoption of effective internal control and management information systems.

∙ To review and approve annual and quarterly financial statements and the publication thereof by management.

∙ To approve operating plans and any capital budget plans.

∙ To select and approve all key executive appointments, and to monitor executive development.

∙ To develop the Company’s approach to corporate governance, including establishing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

∙ To adopt a code of conduct to govern employees and management in their activities for and on behalf of the Company.

∙ To promote a culture of integrity throughout the Company consistent with the adopted code of conduct.

∙ To take action on issues that by law or practice requires the independent action of a Board or one of its Committees.

∙ To oversee management in its implementation of effective programs to provide a safe work environment, to employ sound environmental practices, and to operate in accordance with applicable laws, regulations and permits.

∙ To oversee management in its implementation of an effective communications policy with regard to investors, employees, the communities in which it operates and the governments of those communities.

SCHEDULE “B”

CHARTER FOR THE COMPENSATION COMMITTEE

OF THE BOARD OF DIRECTORS OF

NEW PACIFIC METALS CORP.

1.0 Purpose of the Committee

1.1 The purpose of the Compensation Committee is to assist the Board in discharging its duties relating to compensation of the executive officers of the Company.

2.0 Members of the Compensation Committee

2.1 The Compensation Committee shall consist, whenever possible, of no less than three Directors, a majority of whom shall be “independent” as defined under Multilateral Instrument 52-110, while the Company is in the developmental stage of its business. The members of the Committee shall be selected annually by the Board and shall serve at the pleasure of the Board.

3.0 Meeting Requirements

3.1 The Committee shall meet as necessary, but at least once each year, to enable it to fulfill its responsibilities. Without a meeting, the Committee may act by unanimous written consent of all members.

3.2. The Committee may meet by telephone conference call or by any other means permitted by law or the Company’s by-laws. A majority of the members of the Committee shall constitute a quorum.

3.3 Minutes will be kept of each meeting of the Compensation Committee.

4.0 Committee Responsibilities

4.1 The Committee shall be responsible for:

i. reviewing and approving corporate goals and objectives relative to the compensation of senior management, evaluating senior management’s performance in light of those goals and objectives, and making recommendations to the board with respect to senior management’s compensation level based on this evaluation;

ii. making recommendations to the Board with respect to the compensation of other senior management and executive officers of the Company;

iii. reviewing the adequacy and form of the compensation and benefits of the directors in their capacity as directors of the Company to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director;

iv. reviewing and making periodic recommendations to the Board as to the general compensation and benefits policies and practices of the Company, including incentive compensation plans and equity based plans;

v. reviewing directors and officers compensation disclosure before the Company discloses this information;

vi. performing such other functions as the Board may from time to time assign to the Committee;

vii. approving all special perquisites, special cash payments, bonuses and other special compensation and benefit arrangements for the Company’s executive officers; and

viii. reviewing its charter from time to time and recommending any changes thereto to the Board.

5.0 Miscellaneous

5.1 Nothing contained in this Charter is intended to extend applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. The purposes and responsibilities outlined in this Charter are meant to serve as guidelines rather than as inflexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.

1

SCHEDULE “C”

CHARTER FOR THE CORPORATE GOVERNANCE

COMMITTEEOF THE BOARD OF DIRECTORS OF

NEW PACIFIC METALS CORP.

New Pacific Metals Corp. (the “Company”) has established a Corporate Governance (the “Committee”) of the Board of Directors (the “Board”) which consists of three or more directors, a majority of whom shall be independent. The Committee meets at least annually, or more frequently as required.

The Committee’s mandate is to assist the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement.

The Committee’s duties and responsibilities are:

∙ To advise the Chairman of the Board and the Board on matters of corporate governance, including adherence to any governance guidelines or rules established by applicable regulatory authorities.

∙ To advise the Board on issues of conflict of interest for individual directors.

∙ To examine the effectiveness of the Company’s corporate governance practices at least annually and to propose such procedures and policies as the Committee believes are appropriate to ensure that the Board functions independently of management, management is accountable to the Board and procedures are in place to monitor the effectiveness of performance of the Board, committees of the Board and individual directors.

∙ To develop and review, together with the Chairman, CEO and the President of the Board, annual Board goals or improvement priorities.

∙ To identify and to recommend to the Board suitable candidates for nomination as new directors, and to review the credentials of directors standing for re-election.

∙ With assistance of management, to organize and provide an orientation program for new directors where appropriate.

∙ To periodically review the mandates of the Board and committees of the Board and determine what additional committees of the Board, if any, are required or appropriate.

∙ To develop such codes of conduct and other policies as are appropriate to deal with the confidentiality of the Company’s information, insider trading and the Company’s timely disclosure and other public company obligations.

∙ To take such other steps as the Committee decides are appropriate, in consultation with the Board, to ensure that proper corporate governance practices are in place for the Company, with reference to the Toronto Stock Exchange guidelines or recommendations and other regulatory requirements on corporate governance.To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance and, when necessary, and to recommend changes to the Board of Directors for its approval.

1

EXHIBIT “A”

NEW PACIFIC METALS CORP.

SHARE BASED COMPENSATION PLAN

PART 1

INTERPRETATION

1.01 Definitions Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following words and phrases shall have the following meanings, respectively, unless the context requires otherwise:

(a) “Award” means a grant to a Participant of one or more Options, PSUs or RSUs pursuant to the terms of this Plan;

(b) “Award Agreement” means an Option Award Agreement, a PSU Award Agreement, and/or an RSU Award Agreement or such other written contract, certificate or other instrument or document evidencing an individual Award granted under the Plan, if any, which may, in the discretion of the Company, be evidenced in electronic form (as applicable) as the context requires;

(c) “Board” means the board of directors of the Company as constituted from time to time, and includes any committee of directors appointed by the directors as contemplated by Section 3.01 hereof;

(d) “Canadian Taxpayer” means a Participant (other than a Consultant) who is resident in Canada for the purposes of the Tax Act or is otherwise liable to pay tax under the Tax Act in respect of an Award;

(e) “Change of Control” means, at any time the occurrence of any of the following, in one transaction or a series of related transactions:

(i) the acquisition by any person or persons acting jointly or in concert (as determined by the Securities Act), whether directly or indirectly, of beneficial ownership of voting securities of the Company that, together with all other voting securities of the Company held by such persons, constitute in the aggregate, more than 50% of all of the then outstanding voting securities of the Company;

(ii) an amalgamation, merger, arrangement, consolidation, share exchange, take- over bid or other form of business combination of the Company or any of its subsidiaries with another person that results in the holders of voting securities of that other person holding, in the aggregate, more than 50% of all outstanding voting securities of the person resulting from the business combination;

(iii) the sale, lease, exchange or other disposition of all or substantially all of the property of the Company or any of its affiliates to another person, other than (A) in the ordinary course of business of the Company or of an affiliate of the Company or (B) to the Company or any one or more of its affiliates; or

(iv) a resolution is adopted to wind-up, dissolve or liquidate the Company.

Notwithstanding the foregoing, a transaction or a series of related transactions will not constitute a Change of Control if such transaction(s) result(s) in the Company, any successor to the Company, or any successor to the Company’s business, being controlled, directly or indirectly, by the same person or persons who controlled the Company, directly or indirectly, immediately before such transaction(s);

(f) “Company” means New Pacific Metals Corp.;

(g) “Consultant” means a person (other than an Employee or a Director) that:

(i) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an affiliate of the Company, other than services provided in relation to a sale of securities of the Company from treasury;

(ii) provides the services under a written contract with the Company or one of its affiliates;

(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or its affiliate; and

(iv) has a relationship with the Company or its affiliates that that enables such person to be knowledgeable about the business and affairs of the Company.

(h) “Director” means any director of the Company or of any of its subsidiaries;

(i) “Dividend Equivalents” means the right, if any, granted under PART 8, to receive future payments in cash or in Shares, based on dividends declared on Shares;

(j) “Eligible Person” means a Director, Officer, Consultant or Employee who is eligible to receive Awards under the Plan;

(k) “Employee” means any individual in the employment of the Company or any of its subsidiaries or of a company providing management or administrative services to the Company;

(l) “Exchange” means the TSX Venture Exchange;

(m) “Exchange Policy” means the policies, bylaws, rules and regulations of the Exchange governing the granting of Awards by the Company, as amended from time to time;

(n) “Grant Date” means the date on which the Award is made to an Eligible Person in accordance with the provisions hereof;

(o) “Insider” has the meaning ascribed thereto in the Exchange Policy;

(p) “Investor Relations Activities” has the meaning ascribed thereto in the Exchange Policy;

(q) “Market Price” as of a particular date, shall be equal to the closing price of the Shares for the trading day immediately preceding such date as reported by the Exchange, or, if the Shares are not listed on the Exchange, on such other principal stock exchange or over- the-counter market on which the Shares are listed or quoted, as the case may be. If the Shares are not publicly traded or quoted, then the “Market Price” shall be the fair market value of the Shares, as determined by the Board, on the particular date;

(r) “Option” means an option to purchase Shares of the Company pursuant to the Plan;

(s) “Option Award Agreement” means a written award agreement, substantially in the form of Schedule A – Option Award Agreement, or such other form as the Board may approve from time to time, setting out the terms and conditions relating to an Option and entered into in accordance with Section 5.02;

(t) “Option Price” means the Market Price on the Grant Date of the Options;

(u) “Officer” means any officer of the Company or of any of its subsidiaries as defined in the Securities Act;

(v) “Outstanding Issue” means the issued and outstanding Shares, as determined by Exchange Policy and by Securities Laws;

(w) “Participants” means an Eligible Person granted Awards in accordance with the Plan;

(x) “Plan” means this share based compensation plan as from time to time amended;

(y) “Performance Criteria” means criteria established by the Board which, without limitation, may include criteria based on the Participant’s personal performance, the financial performance of the Company and/or of its subsidiaries and/or achievement of corporate goals and strategic initiatives, and that may be used to determine the vesting of the Awards, when applicable;

(z) “PSU” means a performance share unit granted in accordance with Section 6.01, the value of which on any particular date will be equal to the Market Price of one Share, and that represents the conditional right, on the terms and conditions set out in the Plan and the applicable PSU Award Agreement, to receive a cash payment equal to the Market Price of one Share on settlement of the PSU or its equivalent in Shares at the discretion of the Company;

(aa) “PSU Award Agreement” means a written confirmation agreement, substantially in the form of Schedule B – PSU Award Agreement, or such other form as the Board may approve from time to time, setting out the terms and conditions relating to a PSU and entered into in accordance with Section 6.02;

(bb) “RSU” means a restricted share unit granted in accordance with Section 7.01, the value of which on any particular date will be equal to the Market Price of one Share, and that represents the conditional right, on the terms and conditions set out in the Plan and the applicable RSU Award Agreement, to receive a cash payment equal to the Market Price of one Share on settlement of the RSU or its equivalent in Shares at the discretion of the Company;

(cc) “RSU Award Agreement” means a written confirmation agreement, substantially in the form of Schedule C – RSU Award Agreement, or such other form as the Board may approve from time to time, setting out the terms and conditions relating to an RSU and entered into in accordance with Section 7.02;

(dd) “Securities Act” means the Securities Act, R.S.B.C. 1996, c.418, as amended, from time to time;

(ee) “Securities Laws” means the acts, policies, bylaws, rules and regulations of the Canadian securities commissions governing the granting of Awards by the Company, as amended from time to time;

(ff) “Service Agreement” means any written agreement between a Participant and the Company or a subsidiary of the Company (as applicable), in connection with that Participant’s employment, service or engagement as a Director, Officer, Consultant or Employee or the termination of such employment, service or engagement, as amended, replaced or restated from time to time;

(gg) “Shares” means common shares of the Company;

(hh) “Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time.

1.02 Gender Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

PART 2

PURPOSE OF PLAN

2.01 Purpose The purpose of this Plan is to attract and retain Employees, Consultants, Officers or Directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through Awards granted under this Plan to purchase Shares.

PART 3

ADMINISTRATION OF PLAN

3.01 Administration This Plan shall be administered and interpreted by the Board or, if the Board so elects, by a committee (which may consist of only one person) appointed by the Board from its members, and in such circumstances, all references to the term “Board” will be deemed to be references to such Committee, except as may otherwise be determined by the Board. The day-to- day administration of the Plan may be delegated to such Officers and Employees as the Board determines.

3.02 Board Authority Subject to the terms and conditions set forth in the Plan, the Board shall have the sole and absolute discretion to: (i) designate Participants; (ii) determine the type, size, price, terms, and conditions of Awards to be granted; (iii) determine the method by which an Award may be vested, settled, exercised, canceled, forfeited, or suspended; (iv) determine the circumstances under which the delivery of cash, property, or other amounts payable with respect to an Award may be deferred either automatically or at the Participant’s or the Board’s election; (v) interpret and administer, reconcile any inconsistency in, correct any defect in, and supply any omission in the Plan and any Award granted under, the Plan; (vi) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Board shall deem appropriate for the proper administration of the Plan; (vii) subject to Exchange acceptance, if applicable, accelerate the vesting, delivery, or exercisability of, or payment for or lapse of restrictions on, or waive any condition in respect of, Awards; and (viii) make any other determination and take any other action that the Board deems necessary or desirable for the administration of the Plan or to comply with any applicable law.

No member of the Board will be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan, any Award Agreement or other document or any Awards granted pursuant to the Plan.

Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions regarding the Plan or any Award or any documents evidencing any Award granted pursuant to the Plan shall be within the sole discretion of the Board, may be made at any time, and shall be final, conclusive, and binding upon all persons or entities, including, without limitation, the Company, any subsidiary of the Company, any Participant, any holder or beneficiary of any Award, and any shareholder of the Company.

3.03 Committee's Recommendations The Board may accept all or any part of recommendations of the committee or may refer all or any part thereof back to the committee for further consideration and recommendation.

3.04 Clawback Policy All Awards granted under this Plan will be subject to the Company’s Policy on Recoupment of Incentive Compensation (the “Clawback Policy”), as amended from time to time.

PART 4

RESERVE OF SHARES FOR AWARDS

4.01 Sufficient Authorized Shares to be Reserved A sufficient number of Shares shall be reserved by the Board to satisfy the exercise of Awards granted under this Plan. Shares that were the subject of Awards that have lapsed or terminated shall thereupon no longer be in reserve and may once again be subject to an Award granted under this Plan. If any Award has been exercised, the number of Shares into which such Award was exercised shall become available to be issued upon the exercise of Awards subsequently granted under the Plan; provided, however that any RSU or PSU that has been exercised will no longer be available to be subsequently granted under the Plan.

4.02 Maximum Number of Shares to be Reserved Under Plan The aggregate number of Shares which may be subject to issuance pursuant to Awards granted under this Plan, and inclusive of any other share-based compensation arrangement adopted by the Company, shall be equal to 10% of the Outstanding Issue, from time to time. Furthermore, no more than 3,500,000 Shares may be granted in the form of RSUs and no more than 780,000 Shares may be granted in the form of PSUs.

4.03 Maximum Number of Shares Reserved Unless authorized by shareholders of the Company, this Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, shall not result in:

(a) the number of Shares (i) issued to Insiders, within any one year period, and (ii) issuable to Insiders, at any time, exceeding 10% of the Outstanding Issue;

(b) the issuance to any one Insider and such Insider's associates, within a one year period, of a number of Shares exceeding 5% of the Outstanding Issue;

(c) the issuance to any one Consultant, in a 12-month period, of a number of Shares exceeding 2% of the Outstanding Issue at the time of granting of the Awards;

(d) the issuance to persons retained to provide Investor Relations Activities, in a 12-month period, of a number of Shares exceeding 2% of the Outstanding Issue at the time of granting of the Awards which Awards must vest in stages over a period of not less than 12 months with no more than one-quarter of the Awards vesting in any three month period;

(e) the issuance to persons retained to provide Investor Relations Activities of any RSU or PSU;

(f) the issuance to any one Eligible Person, in a twelve month period, of a number of RSUs and PSUs, on an aggregate basis, exceeding 1% of the Outstanding Issue at the time of granting of the Awards and the issuance to all Eligible Persons, in a twelve month period, of a number of RSUs and PSUs, on an aggregate basis, exceeding 2% of the Outstanding Issue at the time of granting of the Awards; or

(g) a number of Shares issuable to any one non-executive Director within a one-year period exceeding an Award value of $150,000 per such non-executive Director, of which no more than $100,000 may comprise Options based on a generally accepted valuation method acceptable to the Board.

4.04 Number of Shares The number of Shares reserved for issuance to any one person pursuant to Awards granted under this Plan shall not exceed 5% of the Outstanding Issue at the time of granting of the Awards.

4.05 No Fractional Shares No fractional Shares shall be issued upon the exercise of Options or the settlement of PSUs or RSUs in Shares, and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of an Option or settlement of a PSU or RSU in Shares, such Participant will only have the right to acquire the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

PART 5

OPTIONS

5.01 Grant Options may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of an Option for purposes of the Plan will be the date on which the Option is awarded by the Board, or such later date determined by the Board, subject to applicable Securities Laws and Exchange Policy.

5.02 Terms and Conditions Options shall be evidenced by an Option Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a) the number of Shares to which the Options to be awarded to the Participant pertain;

(b) the exercise price of the Options, which shall not be less than the Option Price on the Grant Date;

(c) the expiry date of the Options, which will not be later than ten years from the Grant Date or such shorter period as prescribed by the Exchange;

(d) the vesting schedule of the Options; and

(e) such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to matters relating to Securities Laws.

For greater certainty, each Option Award Agreement may contain terms and conditions in addition to those set forth in the Plan.

5.03 Vesting Subject to PART 10, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or Option Award Agreement, each Option shall vest as to one-quarter of the number of Shares granted by such Option every six months following the Grant Date for the first two anniversaries of the Grant Date of such Option (and in no circumstances shall Options vest at a rate that is faster).

5.04 Method of Exercise Subject to the exercisability and termination provisions set forth in this Plan and in the applicable Option Award Agreement, Options may be exercised, in whole or in part, at any time and from time to time during the term of the Option, by the delivery of written notice of exercise (the “Exercise Notice”) by the Participant to the Company substantially in the form of Appendix A to the Option Award Agreement specifying the number of Shares to be purchased. Such notice will be accompanied by payment in full of the Option Price and any applicable tax withholdings by one of following methods: in cash, by certified cheque or bank draft payable to the Company or by wire transfer of immediately available funds.

5.05 Termination of Employment If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, such Director, Officer, Consultant or Employee shall have such rights to exercise any vested Option not exercised prior to such termination within the lesser of a period of 90 calendar days after the date of termination or the expiry date of the Option, or such shorter period as may be set out in the Participant’s Option Award Agreement. For the avoidance of doubt, subject to applicable laws, no period of notice, if any, or payment instead of notice that is given or that ought to have been given under applicable law, whether by statute, imposed by a court or otherwise, in respect of such termination of employment that follows or is in respect of a period after the Participant’s termination date will be considered as extending the Participants period of employment for the purposes of determining his entitlement under the Plan. The Participant shall have no entitlement to damages or other compensation arising from or related to not receiving any Awards which would have settled or vested or accrued to the Participant after the termination date.

5.06 Death If a Director, Officer, Consultant or Employee dies prior to the expiry of his Option, his legal representatives may, within the lesser of one year from the date of the Participant's death or the expiry date of the Option, exercise that portion of an Option granted to the Director, Officer, Consultant or Employee under this Plan which remains outstanding.

PART 6

PERFORMANCE SHARE UNITS

6.01 Grant PSUs may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of a PSU for purposes of the Plan will be the date on which the PSU is awarded by the Board, or such later date determined by the Board, subject to Securities Laws and Exchange Policy.

6.02 Terms and Conditions Any PSU granted under this Plan shall be evidenced by a PSU Award Agreement which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a) the number of PSUs to be awarded to the Participant;

(b) the performance cycle applicable to each PSU, which shall be the period of time between the Grant Date and the date on which the Performance Criteria specified in Section 6.02(c) must be satisfied before the PSU is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Taxpayers, shall in no case end later than November 30 of the calendar year which is two years after the calendar year in which the Grant Date occurs;

(c) the Performance Criteria that shall be used to determine the vesting of the PSUs;

(d) whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account in accordance with PART 8; and

(e) such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to matters relating to Securities Laws.

For greater certainty, each PSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable. No Shares will be issued on the Grant Date and the Company shall not be required to set aside a fund for the payment of any such Awards.

6.03 PSU Accounts A separate notional account shall be maintained for each Participant with respect to PSUs granted to such Participant (a “PSU Account”) in accordance with Section 14.03. PSUs awarded to the Participant from time to time pursuant to Sections 6.01 shall be credited to the Participant’s PSU Account and shall vest in accordance with Section 6.04. On the vesting of the PSUs pursuant to Section 6.04 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 6.05, or on the forfeiture or termination of the PSUs pursuant to the terms of the Award, the PSUs credited to the Participant’s PSU Account will be cancelled.

6.04 Vesting Subject to PART 10, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or PSU Award Agreement, each PSU shall vest as at the date that is the end of the performance cycle (which shall be the “PSU Vesting Date”), subject to any Performance Criteria having been satisfied and will be settled in accordance with Section 6.05.

6.05 Settlement

(a) The PSUs may be settled by delivery by the Participant to the Company of a notice of settlement, substantially in the form attached as Schedule 1 – Notice of Settlement of PSUs attached to the PSU Award Agreement, acknowledged by the Company. On settlement, the Company shall, for each vested PSU being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the PSU Vesting Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the PSU Vesting Date, in the sole discretion of the Board.

No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Company have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the PSUs. The delivery of certificates representing the Shares to be issued in settlement of PSUs will be contingent upon the fulfilment of any requirements contained in the PSU Award Agreement or applicable provisions of laws.

(b) For greater certainty, for Canadian Taxpayers, in no event shall such settlement be later than December 31 of the calendar year which is three years after the calendar year in which the Grant Date occurs.

6.06 Termination of Employment If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, all outstanding PSUs that were vested on or before the date of the termination of employment or services of such Director, Officer, Consultant or Employee shall be settled in accordance with Section 6.05 as of the date of termination, after which time the PSUs shall in all respects terminate.

6.07 Death If a Director, Officer, Consultant or Employee dies, all outstanding PSUs that were vested on or before the date of the date of death such Director, Officer, Consultant or Employee shall be settled in accordance with Section 6.05 as of the date of death. Outstanding PSUs that were not vested on or before the date of death shall vest and be settled in accordance with Section 6.05 as of the date of death, prorated to reflect the actual period between the commencement of the performance cycle and the date of death, based on the Performance Criteria for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining PSUs shall in all respects terminate as of the date of death.

6.08 PSU Tax Considerations Any PSUs that are awarded to a Participant who is a resident of Canada or employed in Canada (each for purposes of the Tax Act) shall be structured so as to be considered to be a plan described in section 7 of the Tax Act or in such other manner to ensure that such award is not a “salary deferral arrangement” as defined in the Tax Act (or any successor to such provisions).

PART 7

RESTRICTED SHARE UNITS.

7.01 Grant RSUs may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of a RSU for purposes of the Plan will be the date on which the RSU is awarded by the Board, or such later date determined by the Board, subject to Securities Laws and Exchange Policy.

7.02 Terms and Conditions Any RSU granted under this Plan shall be evidenced by an RSU Award Agreement which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a) the number of RSUs to be awarded to the Participant;

(b) the period of time between the Grant Date and the date on which the RSU is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Taxpayers, shall in no case be later than November 30 of the calendar year which is two years after the calendar year in which the Grant Date occurs;

(c) whether and to what extent Dividend Equivalents will be credited to a Participant’s RSU Account in accordance with PART 8; and

(d) such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to matters relating to Securities Laws.

For greater certainty, each RSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable. No Shares will be issued on the Grant Date and the Company shall not be required to set aside a fund for the payment of any such Awards.

7.03 RSU Accounts A separate notional account shall be maintained for each Participant with respect to RSUs granted to such Participant (an “RSU Account”) in accordance with Section 14.03. RSUs awarded to the Participant from time to time pursuant to Sections 7.01 shall be credited to the Participant’s RSU Account and shall vest in accordance with Section 7.04. On the vesting of the RSUs pursuant to Section 7.04 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 7.05, or on the forfeiture or termination of the RSUs pursuant to the terms of the Award, the RSUs credited to the Participant’s RSU Account will be cancelled.

7.04 Vesting Subject to PART 10, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or RSU Award Agreement, each RSU shall vest when all applicable restrictions shall have lapsed (which shall be the “RSU Vesting Date”) and will be settled in accordance with Section 7.05. Unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or RSU Award Agreement, each RSU shall vest and shall be settled on November 30th following the two year anniversary of the Grant Date.

7.05 Settlement

(a) The RSUs may be settled by delivery by the Participant to the Company of a notice of settlement, substantially in the form attached as Schedule 1 – Notice of Settlement of RSUs attached to the RSU Award Agreement, acknowledged by the Company. On settlement, the Company shall, for each vested RSU being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the RSU Vesting Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the RSU Vesting Date, in the sole discretion of the Board. No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Company have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the RSUs. The delivery of certificates representing the Shares to be issued in settlement of RSUs will be contingent upon the fulfillment of any requirements contained in the RSU Award Agreement or applicable provisions of laws.

(b) For greater certainty, for Canadian Taxpayers, in no event shall such settlement be later than December 31 of the calendar year which is three years after the calendar year in which the Grant Date occurs.

7.06 Termination of Employment If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, all outstanding RSUs that were vested on or before the date of the termination of employment or services of such Director, Officer, Consultant or Employee shall be settled in accordance with Section 7.05 as of the date of termination, after which time the RSUs shall in all respects terminate.

7.07 Death If a Director, Officer, Consultant or Employee dies, all outstanding RSUs that were vested on or before the date of death of such Director, Officer, Consultant or Employee shall be settled in accordance with Section 7.05 as of the date of death. Outstanding RSUs that were not vested on or before the date of death shall vest and be settled in accordance with Section 7.05 as of the date of death, prorated to reflect the actual period between the Grant Date and the date of death. Subject to the foregoing, any remaining RSUs shall in all respects terminate as of the date of death.

7.08 RSU Tax Considerations Any RSUs that are awarded to a Participant who is a resident of Canada or employed in Canada (each for purposes of the Tax Act) shall be structured so as to be considered to be a plan described in section 7 of the Tax Act or in such other manner to ensure that such award is not a “salary deferral arrangement” as defined in the Tax Act (or any successor to such provisions).

PART 8

DIVIDEND EQUIVALENTS

8.01 Credit of Dividend Equivalents The Board may determine whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account and RSU Account with respect to Awards of PSUs or RSUs. Dividend Equivalents to be credited to a Participant’s PSU Account or RSU Account shall be credited as follows:

(a) any cash dividends or distributions credited to the Participant’s PSU Account or RSU Account shall be deemed to have been invested in additional PSUs or RSUs, as applicable, on the payment date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date by (ii) the Market Price of one Share on such payment date, and such additional PSU or RSU, as applicable, shall be subject to the same terms and conditions as are applicable in respect of the PSU or RSU, as applicable, with respect to which such dividends or distributions were payable; and

(b) if any such dividends or distributions are paid in Shares or other securities, such Shares and other securities shall be subject to the same vesting, performance and other restrictions as apply to the PSUs or RSUs, as applicable, with respect to which they were paid.

8.02 No Dividend Equivalent No Dividend Equivalent will be credited to or paid on Awards of PSUs or RSUs that have expired or that have been forfeited or terminated.

PART 9

ADJUSTMENTS

9.01 Corporate Reorganizations The number and kind of Shares to which an Award pertains and, with respect to Options, the Option Price, shall be adjusted in the event of a reorganization, recapitalization, stock split or redivision, reduction, combination or consolidation, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Company, in such manner, if any, and at such time, as the Board, in its sole discretion, may determine to be equitable in the circumstances. Failure of the Board to provide for an adjustment shall be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances. If an adjustment results in a fractional share, the fraction shall be disregarded.

9.02 No Adjustment for Additional Purchases of Securities If at any time the Company grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the Shares or other securities subject to an Award in consequence thereof and the Awards shall remain unaffected.

9.03 Cumulative Effect of Adjustments The adjustments provided for in this PART 9 shall be cumulative.

9.04 Amendments to Effect Adjustments On the happening of each and every of the foregoing events, the applicable provisions of the Plan shall be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Award (and the Plan) and, with respect to Options, the Option Price.

PART 10

CHANGE OF CONTROL

10.01 Effect of a Change of Control Despite any other provision of the Plan, in the event of a Change of Control, all unvested Awards then outstanding will, as applicable, be substituted by or replaced with awards of the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) (the “continuing entity”) on the same terms and conditions as the original Awards, subject to appropriate adjustments that do not diminish the value of the original Awards. If, upon a Change of Control, the continuing entity fails to comply with this Section 10.01, the vesting of all then outstanding Awards (and, if applicable, the time during which such Awards may be exercised) will be accelerated in full, and any performance vesting conditions will be assessed by the board, acting in good faith, on a pro-rata basis.

10.02 Discretion to Accelerate Vesting Despite anything else to the contrary in the Plan, in the event of a potential Change of Control, the Board will have the power, in its sole discretion, to modify the terms of the Plan and/or the Awards to assist the Participants in tendering to a take-over bid or other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or other transaction leading to a Change of Control, the Board has the power, in its sole discretion, subject to Exchange acceptance, as applicable, to accelerate the vesting of Awards and to permit Participants to conditionally exercise their Awards, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of the take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If, however, the potential Change of Control referred to in this Section 10.02 is not completed within the time specified (as the same may be extended), then despite this Section 10.02 or the definition of “Change of Control”, (i) any conditional exercise of vested Awards will be deemed to be null, void and of no effect, and such conditionally exercised Awards will for all purposes be deemed not to have been exercised, and (ii) Awards which vested pursuant to this Section 10.02 will be returned by the Participant to the Company and reinstated as authorized but unissued Shares and the original terms applicable to such Awards will be reinstated.

10.03 Termination of Awards on Change of Control If the Board has, pursuant to the provisions of Section 10.02 permitted the conditional exercise of Awards in connection with a potential Change of Control, then the Board will have the power, in its sole discretion, to terminate, immediately following actual completion of such Change of Control and on such terms as it sees fit, any Awards not exercised (including all vested and unvested Awards).

10.04 Further Assurances on Change in Control The Participant shall execute such documents and instruments and take such other actions, including exercise or settlement of Awards vesting pursuant to Section 10.02 or the Award Agreement, as may be required consistent with the foregoing; provided, however, that the exercise or settlement of Awards vesting pursuant to Section 10.02 or the Award Agreement shall be subject to the completion of the Change of Control.

10.05 Awards Need Not be Treated Identically In taking any of the actions contemplated by this PART 10, the Board shall not be obligated to treat all Awards held by any Participant, or all Awards in general, identically.

10.06 No Fractional Shares No fractional Shares or other security will be issued upon the exercise of any Award and accordingly, if as a result of a Change of Control, a Participant would become entitled to a fractional Share or other security, such participant will have the right to acquire only the next lowest whole number of Shares or other security and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

PART 11

SECURITIES LAWS AND EXCHANGE POLICIES

11.01 Exchange's Rules and Policies Apply This Plan and the granting and exercise of any Awards hereunder are also subject to such other terms and conditions as are set out from time to time in the Securities Laws and Exchange Policies and such rules and policies shall be deemed to be incorporated into and become a part of this Plan.

In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern. In the event that the Company’s listing changes from one tier to another tier on a stock exchange or the Company’s shares are listed on a new stock exchange, the granting of Awards shall be governed by the rules and policies of such new tier or new stock exchange and unless inconsistent with the terms of this Plan, the Company shall be able to grant Awards pursuant to the rules and policies of such new tier or new stock exchange without requiring shareholder approval.

11.02 Hold Period In addition to any resale restrictions under Securities Laws, all Awards granted hereunder and all Shares issued on the exercise thereof will, if applicable under Exchange Policies, be subject to a hold period of four months from the date of grant, and the agreements and any certificates representing such Shares will bear the following legend:

“Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada, or to or for the benefit of a Canadian resident, until [insert date].”

11.03 Eligibility The Company and the Participant are responsible for ensuring and confirming that such person is a bona fide Director, Officer, Consultant or Employee, as the case may be.

PART 12

AMENDMENT OF PLAN

12.01 Board May Amend Subject to Section 12.03 hereof, the Board may amend the Plan or Awards at any time, provided, however, that no such amendment of the Plan may be made without the consent of such affected Participant if such amendment would adversely affect the rights of such Participant under the Plan. Without limiting the generality of the foregoing, the Board may, without prior notice to the shareholders and without further shareholder approval, at any time and from time to time, amend the Plan or any provisions thereof, or the form of Award Agreement or instrument to be executed pursuant to the Plan, in such manner as the Board, in its sole discretion, determines appropriate:

(a) for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(b) to correct any ambiguity, defective provisions, error or omission in the provisions of the Plan;

(c) to change any vesting provisions of Awards;

(d) to change the termination provisions of the Awards or the Plan;

(e) to change the persons who qualify as eligible Participants under the Plan; and

(f) to add or change provisions relating to any form of financial assistance provided by the Company to Participants that would facilitate the purchase of securities under the Plan.

12.02 Termination The Board may terminate this Plan at any time provided that such termination shall not alter the terms or conditions of any Award or materially impair any right of any Participant pursuant to any Award granted prior to the date of such termination except with the consent of such Participant and notwithstanding such termination the Company, such Awards and such Participants shall continue to be governed by the provisions of this Plan.

12.03 Amendments Requiring Shareholder Approval. Shareholder approval shall be obtained in accordance with the requirements of the Exchange for any amendment that results in:

(a) an increase in the number of Shares issuable under Awards granted pursuant to the Plan;

(b) a reduction in the Option Price of an Option, or a cancellation and reissuance of an Option;

(c) an extension of (i) the term of an Option beyond its original expiry date, or (ii) the date on which a PSU or RSU will be forfeited or terminated in accordance with its terms, other than in accordance with Section 14.05;

(d) a revision to Section 14.05 to permit Awards granted under the Plan to be transferable or assignable other than for estate settlement purposes;

(e) a revision to the insider participation limits or the non-executive director limits set out in Section 4.03;

(f) a revision to the amending provisions set forth in this PART 12; or

(g) any amendment required to be approved by shareholders under applicable law (including without limitation, pursuant to the Exchange Policies).

PART 13

EFFECT OF PLAN ON OTHER COMPENSATION OPTIONS

13.01 Other Options Not Affected This Plan is in addition to any other existing stock options granted prior to and outstanding as at the date of this Plan and shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Officers, Consultants and Employees.

PART 14

MISCELLANEOUS

14.01 No Rights as Shareholder Nothing contained in the Plan nor in any Award granted hereunder shall be deemed to give any person any interest or title in or to any Shares or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever with respect to Shares issuable pursuant to an Award until such person becomes the holder of record of Shares.

14.02 Employment Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continued employment or the right to continue to serve as a director or interfere in any way with the right of the Company to terminate such employment or directorship at any time. Participation in the Plan by an Eligible Person is voluntary. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Company to grant any Awards in the future nor shall it entitle the Participant to receive future grants.

14.03 Record Keeping The Company shall maintain appropriate registers in which shall be recorded all pertinent information with respect to the granting, amendment, exercise, vesting, expiry, forfeiture and termination of Awards. Such registers shall include, as appropriate:

(a) the name and address of each Participant;

(b) the number of Awards credited to each Participant’s account;

(c) any and all adjustments made to Awards recorded in each Participant’s account; and

(d) such other information which the Company considers appropriate to record in such registers.

14.04 No Representation or Warranty The Company makes no representation or warranty as to the future market value of any Shares issued pursuant to the Plan.

14.05 Black Out Periods Notwithstanding any other provision of the Plan, if the expiry date or vesting date of an Award, other than a PSU or RSU awarded to a Canadian Taxpayer, as applicable, is during a self-imposed “black out” or similar period imposed under any insider trading policy or similar policy of the Company (a “Blackout Period”), the expiry date or vesting date, as applicable, will be automatically extended for a period of ten business day after the earlier of the end of such Blackout Period, or, provided the Blackout period has ended, the expiry date or vesting date of such Award. In the case of a PSU or RSU awarded to a Canadian Taxpayer, any settlement that is effected during a Blackout Period in order to comply with Sections 6.08 or 7.08, as applicable, in the case of a Canadian Taxpayer shall (subject to the requirements of applicable law) be settled in cash, notwithstanding any other provision hereof.

14.06 Unfunded Plan Unless otherwise determined by the Board, the Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Company.

14.07 Conformity to Plan In the event that an Award is granted or an Award Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

14.08 Non-Transferability Except as may otherwise be specifically determined by the Board with respect to a particular Award and provided there is no change in beneficial ownership of such Award, Awards granted to a Participant pursuant to this Plan are personal to the Participant and may not be sold, pledged, assigned, hypothecated, gifted, transferred or disposed of in any manner, either voluntarily or involuntarily by operation of law, other than by will or by the laws of descent and distribution.

14.09 Term of Award Subject to Section 14.05, in no circumstances shall the term of an Award exceed ten years from the Grant Date.

14.10 Expiry, Forfeiture and Termination of Awards If for any reason an Award expires without having been exercised or is forfeited or terminated, and subject to any extension thereof in accordance with the Plan, such Award shall forthwith expire and be forfeited and shall terminate and be of no further force or effect.

14.11 Tax Withholding

(a) Notwithstanding any other provision of the Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied by (i) having the Participant elect to have the appropriate number of such Shares sold by the Company, the Company’s transfer agent and registrar or any trustee appointed by the Company, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Company, which will in turn remit such amounts to the appropriate governmental authorities, or (ii) any other mechanism as may be required or appropriate to conform with local tax and other rules. The Company may also, in its sole discretion, agree to allow a Participant to satisfy its withholding obligation by surrendering the right to a receive a portion of the Shares that would otherwise be issued to the Participant, such that the number of Shares received by the Participant shall be reduced by such number of Shares as are equal in value to the withholding obligation (as determined by the Company).

(b) Notwithstanding any other provision of the Plan, the Company shall not be required to issue any Shares or make payments under this Plan until arrangements satisfactory to the Company have been made for payment of all applicable withholdings obligations.

(c) The sale of Shares by the Company, or by a broker on behalf of the Company, under Section 14.11(a) or under any other provision of the Plan will be made on the Exchange or any other alternative trading system. The Participant consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such Shares on his behalf and acknowledges and agrees that (i) the number of Shares sold will be, at a minimum, sufficient to fund the withholding obligations net of all selling costs, which costs are the responsibility of the Participant and which the Participant hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Shares, the Company or the broker will exercise its sole judgment as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Company nor the broker will be liable for any loss arising out of such sale of the Shares including any loss relating to the pricing, manner or timing of the sales or any delay in transferring any Shares to a Participant or otherwise.

(d) The Participant further acknowledges that the sale price of the Shares will fluctuate with the market price of the Shares and no assurance can be given that any particular price will be received upon any sale. The Company makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting the Participant resulting from the grant or exercise of an Award and/or transactions in the Shares. Neither the Company, nor any of its directors, officers, Employees, shareholders or agents will be liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares under the Plan, with respect to any fluctuations in the market price of Shares or in any other manner related to the Plan.

PART 15

EFFECTIVE DATE OF PLAN

15.01 Effective Date This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange or the approval of this Plan by the shareholders of the Company, however, Awards may be granted under this Plan prior to the receipt of approval by shareholders and acceptance from the Exchange. Any Awards granted prior to such approval and acceptance will be conditional upon such approval and acceptance being given and no such Awards may be exercised or will vest unless such approval and acceptance is given.

DATE OF PLAN: _________________, 2019